EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

HYPERDYNAMICS CORPORATION

Hyperdynamics Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST:  That at a meeting of the Board of Directors of Hyperdynamics Corporation, a resolution was duly adopted to amend the Certificate of Incorporation of said Corporation as set forth below to include the following paragraph before paragraph (a) of Article IV of the Certificate of Incorporation of said Corporation and to amended paragraph (a) of said Article so that, as amended, the first two paragraphs of said Article shall be and read as follows, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof.

ARTICLE IV

Effective at 4:15 p.m., Eastern Time, on Friday, June 28, 2013 (the “Effective Time”), pursuant to the Delaware General Corporations Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each eight (8) shares of the corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non assessable share of Common Stock, subject to the treatment of fractional shares interests as described below, (the “Reverse Stock Split”).  No fractional shares shall be issued in connection with the Reverse Stock Split.  Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the New York Stock Exchange as of the date of the Effective Time, by (b) the fraction of one whole share owned by the stockholder, without interest. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

(a)                                 The aggregate number of shares of common stock which the corporation shall have the authority to issue is 43,750,000 shares of common stock, par value $.001 per share.  No share of common stock shall be issued until it has been paid for and it shall thereafter be non-assessable.”

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of stockholders of said Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary numbers of shares as required by statute were voted in favor of the amendment.

THIRD:  That said amendment was duly adopted by the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Hyperdynamics Corporation has caused this certificate, which amends the Certificate of Incorporation, to be executed and attested by its duly authorized officer this 28th day of June 2013.

Hyperdynamics Corporation

By:	/s/ Ray Leonard
Ray Leonard, Chief Executive
Officer and President